UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41674

Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China, 350001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

☒ Indicate by check mark whether this Report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (File No. 333-291051).

EXPLANATORY NOTE

Shengfeng Development Limited is furnishing its unaudited condensed consolidated financial statements and footnotes for the six months ended June 30, 2026 and 2025. The unaudited condensed consolidated financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

On September 15, 2026, the Company issued a press release announcing its unaudited financial results for the six months ended June 30, 2026 and 2025, a copy of which press release is attached as Exhibit 99.3 to this report of foreign private issuer on Form 6-K.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on March 27, 2026, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-291051) and any amendments thereto, and any other registration statements filed by the Company to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shengfeng Development Limited

Date: September 15, 2026	By:	/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer, President, Director, and Chairman (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of Shengfeng Development Limited for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated September 15, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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